UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                  SCHEDULE 13D


                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                          Cover-All Technologies, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    222892101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Russell Cleveland
                         Renaissance Capital Group, Inc.
                  8080 N. Central Expressway, Suite 210, LB-59
                            Dallas, Texas 75206-1857
                                 (214) 891-8294
 ------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 45812J101                                     13D
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                  I.R.S. IDENTIFICATION NUMBER
        BFS US Special Opportunities Trust PLC                  None - Foreign
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [ ]
        (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
                WC
------------------------------------------------------------------------------
5.      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)               [  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                England
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.      SOLE VOTING POWER
                        1,450,000
------------------------------------------------------------------------------
        8.      SHARED VOTING POWER
                        None
       ------------------------------------------------------------------------
        9.      SOLE DISPOSITIVE POWER
                        1,450,000
       ------------------------------------------------------------------------
       10.      SHARED DISPOSITIVE POWER
                        None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,450,000
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                8.64%
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                IV

CUSIP No. 45812J101                                     13D
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                  I.R.S. IDENTIFICATION NUMBER
        Renaissance US Growth & Income Trust PLC          None - Foreign
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [ ]
        (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
                WC
------------------------------------------------------------------------------
5.      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)               [  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                England
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.      SOLE VOTING POWER
                        1,450,000
       -----------------------------------------------------------------------
        8.      SHARED VOTING POWER
                        None
       -----------------------------------------------------------------------
        9.      SOLE DISPOSITIVE POWER
                        1,450,000
       -----------------------------------------------------------------------
       10.      SHARED DISPOSITIVE POWER
                        None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,450,000
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                8.64%
------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                IV

Item 1. Security and Issuer.

     This statement relates to the Common Stock ("Common Shares") of Cover-All Technologies, Inc. ("Cover-All" or the "Company"). The principal executive offices of the Company are located at 18-01 Pollitt Drive, Fair Lawn, NJ 07410.

Item 2. Identity and Background.

     (a) This Statement is filed by BFS US Special Opportunities Trust PLC ("BFS US"), and Renaissance US Growth & Income Trust PLC ("Renaissance PLC"); BFS US and Renaissance PLC, collectively (the "Reporting Persons"). Renaissance Capital Group, Inc., a Dallas, Texas, firm that is registered as an Investment Adviser under the Investment Adviser Act of 1940, is the Investment Adviser for BFS US and the Investment Manager for Renaissance PLC. Russell Cleveland, President & CEO of Renaissance Capital Group, Inc., has been appointed to the Company's Board of Directors.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     (b) BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued U.S. public companies. Renaissance PLC is engaged in the business of investing principally in emerging or undervalued U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom, as indicated on such Attachment.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 22, 2002, BFS US received a Warrant to purchase 50,000 shares of the Company's common stock at an exercise price of $0.22 per share (the "BFS US Warrant") and which expires on March 31, 2007. The BFS US Warrant is attached hereto as Exhibit 2. The total amount of funds required by BFS US to acquire the securities reported in Item 5(a) was $700,000. The source of such funds was capital of BFS US.

     On July 22, 2002, Renaissance PLC received a Warrant to purchase 50,000 shares of the Company's common stock on at an exercise price of $0.22 per share (the "Renaissance PLC Warrant") and which expires on March 31, 2007. The Renaissance PLC Warrant is attached hereto as Exhibit 3. The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $700,000. The source of such funds was capital of Renaissance PLC.

Item 4. Purpose of Transaction.

     The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes.

     Neither of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) (1) The Common Shares beneficially owned by BFS US are comprised of 1,400,000 shares of Common Stock issuable upon conversion of the BFS US Debenture and 50,000 shares of Common Stock issuable upon exercise of the BFS US Warrant.

     The Common Shares beneficially owned by Renaissance PLC are comprised of 71,4000 shares of Common Stock issuable upon conversion of the Renaissance PLC Debenture and 50,000 shares of Common Stock issuable upon exercise of the Renaissance PLC Warrant.

     (2) Under SEC rules, as of the date of this filing, BFS US beneficially owns 1,450,000 Common Shares, and Renaissance PLC beneficially owns 1,450,000 Common Shares. The Reporting Persons beneficially own 2,900,000 Common Shares. Based upon information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by BFS US, Renaissance PLC, and together represent approximately 8.644%, 8.64%, and 15.90%, respectively, of the outstanding Common Stock of the Company. The foregoing percentages are calculated based on the 15,335,718 shares of Common Stock reported to be outstanding by Cover-All on its quarterly report on Form 10-Q for the quarter ended March 31, 2002. BFS US and Renaissance PLC disclaim that they are members of a group.

     (b)  Number of shares as to which BFS US has:

          (i)   Sole power to vote or to direct the vote
                        1,450,000

          (ii)  Shared power to vote or to direct the vote
                        None

          (iii) Sole power to dispose or to direct the disposition of
                        1,450,000

          (iv)  Shared power to dispose or to direct the disposition of
                        None

      (b) Number of shares as to which Renaissance PLC has:

          (i)   Sole power to vote or to direct the vote
                        1,450,000

          (ii)  Shared power to vote or to direct the vote
                        None

          (iii) Sole power to dispose or to direct the disposition of
                        1,450,000

          (iv)  Shared power to dispose or to direct the disposition of
                        None

     (c) Except as otherwise provided in this filing, neither of the Reporting Persons or their affiliates have effected any transactions in the Common Stock of Cover-All during the past 60 days.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

     On July 22, 2002, BFS US received the BFS US Warrant which is dated March 31, 2002. The BFS US Warrant shall become exercisable at $0.22 per share as follows: 16,667 shares of Common Stock on March 31, 2002; 16,667 shares of Common Stock on June 30, 2002; and 16,666 shares of Common Stock on September 30, 2002. The BFS US Warrant expires in its entirety on March 31, 2007.

     On July 22, 2002, Renaissance PLC received the Renaissance PLC Warrant which is dated March 31, 2002. The BFS US Warrant shall become exercisable at $0.22 per share as follows: 16,667 shares of Common Stock on March 31, 2002; 16,667 shares of Common Stock on June 30, 2002; and 16,666 shares of Common Stock on September 30, 2002. The BFS US Warrant expires in its entirety on March 31, 2007.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement Pursuant to Rule 13d-1(k)

     Exhibit 2 Cover-All Technologies, Inc., BFS US Warrant

     Exhibit 3 Cover-all Technologies, Inc., Renaissance PLC Warrant


                                   SIGNATURES

     After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this 9th day of August, 2002.

     The persons  whose  signatures  appear  below agree that this  statement on
Schedule 13D is filed on behalf of each of them.

                                    BFS US SPECIAL OPPORTUNITIES TRUST PLC




                            By:     ______________________________
                             Name: Russell Cleveland
                         Title:     Director

                                    RENAISSANCE US GROWTH & INCOME TRUST PLC




                            By:     _______________________________
                             Name: Russell Cleveland
                         Title:     Director

                                  ATTACHMENT 1

     The name. business address. and principal occupation of the directors and executive officers of BFS US are as follows:

DIRECTORS
                                                                       Principal
Name                                Business Address                 Occupation

Lord Lang of Monkton            c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Ernest John Fenton              c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Anthony Arthur Reid             c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
William Weeks Vanderfelt        c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                       Principal
Name                                        Business Address          Occupation

Michael B. Cannan               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Ernest J. Fenton                c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Lord Mark Fitzalan Howard OBE   c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
C. A. Rundell, Jr.              c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
William W. Vanderfelt           c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None

                                    EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                                    BFS US SPECIAL OPPORTUNITIES TRUST PLC




                                    By:     ______________________________
                             Name: Russell Cleveland
                            Title: President, Renaissance Capital Group, Inc.
                                   Investment Adviser


                                    RENAISSANCE US GROWTH & INCOME TRUST PLC




                                    By:     _______________________________
                             Name: Russell Cleveland
                            Title: Director

                                                                       EXHIBIT 2


THIS WARRANT AND THE UNDERLYING COMMON STOCK HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF.

VOID AFTER 5:00 P.M., NEW YORK TIME, ON MARCH 31, 2007, OR IF NOT A BUSINESS DAY, AS DEFINED HEREIN, AT 5:00 P.M., NEW YORK TIME, ON THE NEXT FOLLOWING BUSINESS DAY.

                                                             WARRANT TO PURCHASE
                                                   50,000 Shares of Common Stock




                        WARRANT TO PURCHASE COMMON STOCK
                                       OF
                           COVER-ALL TECHNOLOGIES INC.

                      TRANSFER RESTRICTED-- SEE SECTION 6.2

     This certifies that, for good and valuable consideration, HSBC Global Custody Nominee (U.K.) Limited, Designation No. 896414, and its registered, permitted assigns (collectively, the "Warrantholder" or "Holder"), is entitled to purchase from Cover-All Technologies Inc., a Delaware corporation (the "Company"), subject to the terms and conditions hereof, at any time before 5:00 P.M., New York time, on March 31, 2007 (or, if such day is not a business day, at or before 5:00 P.M., New York time on the next following business day), the number of fully paid and non- assessable shares of common stock, par value $.01 per share, of the Company (the "Common Stock") stated above (each a "Warrant Share" and collectively the "Warrant Shares") at the exercise price of $0.22 per share (the "Exercise Price"). The Exercise Price and the number of shares purchasable hereunder are subject to adjustment as provided in Article II hereof. This Warrant is issued pursuant to a First Amendment, dated March 30, 2002, to Convertible Loan Agreement, dated as of June 28, 2001 (the "Amendment"), by and among the Company, the Holder and certain other parties.

                                    ARTICLE I

Duration and Exercise of Warrant

     1.1 Duration of Warrant. Subject to the terms contained herein, this Warrant may be exercised at any time before 5:00 P.M., New York time, on March 31, 2007 (or, if such day is not a business day, at or before 5:00 P.M., New York time, on the next following business day) (the "Expiration Date"). If this Warrant is not exercised at or before 5:00 P.M., New York time, on the Expiration Date, it shall become void, and all rights hereunder shall thereupon cease.

     1.2 Exercise of Warrant.

     (a) The Warrantholder may exercise this Warrant, in whole or in part, upon surrender of this Warrant with the Subscription Form hereon duly executed, to the Company at its corporate office at 18-01 Pollitt Drive, Fair Lawn, New
Jersey 07410, or to such office as duly designated by the Company to the Warrantholder, together with the full Exercise Price for each Warrant Share to be purchased by tendering in lawful money of the United States, or by certified check or bank draft payable in United States Dollars to the order of the Company. Notwithstanding anything contained to the contrary herein, this Warrant shall become exercisable as to 16,667 shares of Common Stock on March 31, 2002, as to an additional 16,667 shares of Common Stock on June 30, 2002, and as to an additional 16,666 shares of Common Stock on September 30, 2002.

     (b) Upon receipt of this Warrant with the Subscription Form duly executed and accompanied by payment of the aggregate Exercise Price for the Warrant Shares for which this Warrant is then being exercised, the Company will promptly cause to be issued certificates for the total number of whole shares of Common Stock for which this Warrant is being exercised (adjusted to reflect the effect of the provisions contained in Article II hereof, if any, and as provided in
Section 4.4) in such denominations as are required for delivery to the Warrantholder, and the Company shall thereupon deliver such certificates to the Warrantholder. If at the time this Warrant is exercised a registration statement is not in effect to register under the Securities Act of 1933, as amended, the Warrant Shares issuable upon exercise of this Warrant, the Company may place such legends on certificates representing the Warrant Shares to indicate that the Warrant Shares have not been registered and may not be transferred except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or an opinion of counsel to the Company or of counsel reasonably satisfactory to the Company that such registration is not required, or such other legends as may be reasonably required in the opinion of counsel to the Company to permit the Warrant Shares to be issued without such registration. From and after receipt by the Company of the duly executed Subscription Form and the aggregate exercise prices and notwithstanding that certificates in respect of the Warrant Shares may not have been delivered, the Warrantholder shall be considered a shareholder of the Company in respect of the Warrant Shares for all intents and purpose.

     (c) In case the Warrantholder shall exercise this Warrant with respect to less than all of the Warrant Shares that may be purchased under this Warrant, the Company will execute a new warrant in the form of this Warrant for the
balance  of  such   Warrant   Shares  and  deliver   such  new  warrant  to  the
Warrantholder.

     (d) The Company covenants and agrees that it will pay when due and payable any and all costs, expenses, charges and stock transfer and similar taxes which may be payable in respect of the issue of this Warrant or in respect of the issue of any Warrant Shares. The Company shall not, however, be required to pay any tax imposed on income or gross receipts or any tax which may be payable in respect of any transfer involved in the issuance or delivery of this Warrant or at the time of surrender.

                                   ARTICLE II

                          Adjustment of Warrant Shares
                        Purchasable and of Exercise Price

     The Exercise Price and the number and kind of Warrant Shares shall be subject to adjustment from time to time upon the happening of certain events as provided in this Article II.

     2.1 Mechanical Adjustments.

     (a) Anti-Dilution Provisions; Adjustment of Exercise Price. The Exercise Price shall be subject to adjustment from time to time as hereinafter provided. Upon each adjustment of the Exercise Price, the Warrantholder shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

     (b) Exercise Price Adjustment Formulas. If and whenever after the date of this Warrant, the Company shall issue or sell any shares of Common Stock (except as provided in Section 2.1(h)) for a consideration per share less than 95% of the Market Price (as hereinafter defined) on the date of such issuance or sale, then forthwith the Exercise Price shall be reduced to the prices (calculated to the nearest tenth of a cent) determined by multiplying the Exercise Price in effect immediately prior to the time of such issuance or sale by a fraction, the numerator of which shall be (i) the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance or sale (assuming the conversion of all securities convertible into shares of Common Stock) multiplied by the Market Price immediately prior to such issuance or sale, and (B) the consideration, if any, received and deemed received by the Company upon such issuance or sale, divided by (ii) the total number of shares of Common Stock outstanding and deemed outstanding immediately after such issuance or sale, and the denominator of which shall be the Market Price immediately prior to such issuance or sale.

     No adjustment of the Exercise Price, however, shall be made in an amount less than $0.01 per share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $0.01 per share or more.

     (c) Constructive Issuances of Stock; Convertible Securities; Rights and Options; Stock Dividends. For the purposes of Section 2.1(b) above, the following provisions (i) to (viii), inclusive, shall also be applicable:

          (i) In case at any time subsequent to the date hereof, the Company shall in any manner grant any rights to subscribe for or to purchase, or any options for the purchase of, shares of Common Stock or any stock or securities convertible into or exchangeable for shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter called "Convertible Securities"), whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the consideration per share for which shares of Common Stock are issued or sold upon the exercise of such Convertible Securities (determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issuance or sale of such Convertible Securities (and, if such convertible securities constitute obligations of the Company, the principal amount of such obligations so converted) and upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than 95% of the Market Price determined as of the date of granting such price or options, as the case may be, then the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options (or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such rights or options) shall be deemed to be outstanding and to have been issued for such price per share. Except as provided in Section 2.1(c)(iii) below, no further adjustments of the Exercise Price shall be made upon the actual issuance of such shares of Common Stock or of such Convertible Securities upon exercise of such rights or options or upon the actual issuance of such shares of Common Stock upon conversion or exchange of such Convertible Securities.

          (ii) In case at any time the Company shall in any manner issue or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which shares of Common Stock are issuable upon such conversion or exchange (determined by dividing (A) the total amount received or receivable by the Company as consideration for the issuance or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by
     (B) the total maximum number of shares which would be issuable upon the conversion or exchange of all such Convertible Securities) shall be less than 95% of the Market Price determined as of the date of such issuance or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issuance or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share; except as otherwise specified in Section 2.1(c)(iii) below, no further adjustments of the Exercise Price shall be made upon the actual issuance of such shares of Common Stock upon conversion or exchange of such Convertible Securities.

          (iii) If the purchase price provided for in any right or option referred to in Section 2.1(c)(i), or the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Section 2.1(c)(ii), or the rate at which any Convertible Securities referred to in Sections 2.1(c)(i) or (ii) are convertible into or exchangeable for shares of Common Stock, shall change or a different purchase price or rate shall become effective at any time or from time to time (other than under or by reason of provisions designed to protect against dilution) then, upon such change becoming effective, the Exercise Price then in effect at the time of such event shall forthwith be increased or decreased to such Exercise Price as would have been obtained had the, rights options or Convertible Securities still outstanding provided for such changed purchase price, additional compensation or rate of commission or exchange, as the case may be, at the time initially granted, issued or sold. On the expiration of any such option or right or the termination of any such right to convert or exchange such Convertible Securities, the Exercise Price then in effect hereunder shall forthwith be increased to such Exercise Price as would have been obtained at the time of such expiration or termination had such option, right or convertible securities never been issued. If the purchase price provided for in any right or option referred to in Section 2.1(c)(i), or the additional consideration payable upon the exchange or conversion of any Convertible Securities referred to in Sections 2.1(c)(i) or (ii), or the rate at which any Convertible Securities referred to in Sections 2.1(c)(i) or (ii) are convertible into or exchangeable for shares of Common Stock, shall decrease at any time under or by reason of provisions with respect thereto designed to protect against dilution, then, in the case of the delivery of shares of Common Stock upon the exercise of any such right or option or upon conversion or exchange of any such right or option or upon conversion or exchange of any such Convertible Securities, the Exercise Price then in effect hereunder shall forthwith be decreased to such Exercise Price as would have been obtained had the adjustments made upon issuance of such right or option or Convertible Securities been made upon the basis of the issuance of (and the total consideration computed in accordance with Sections 2.1(c)(i) or (ii), as the case may be, received for) the shares of Common Stock delivered as aforesaid.

          (iv) In case of the issuance of shares of Common Stock or Convertible Securities of the Company as a dividend or distribution upon any shares of Common Stock of the Company, such shares of Common Stock or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

          (v) In case at any time any shares of Common Stock or Convertible Securities or any rights or options to purchase any such shares of Common Stock or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount payable to the Company therefor, without deduction therefrom of any expenses incurred or any underwriting or selling commissions or concessions paid by the Company in connection therewith or any underwriting or selling discounts allowed by the Company in connection therewith. In case any shares of Common Stock or Convertible Securities or any rights or options to purchase any such shares of Common Stock or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash payable to the Company shall be deemed to be the fair value of such consideration as determined by the Board of Directors of the Company, without deduction therefrom of any expenses incurred or any underwriting or selling commissions or concessions paid by the Company in connection therewith or any underwriting or selling discounts allowed by the Company in connection therewith. In case any shares of Common Stock or Convertible Securities shall be issued in connection with any merger of another corporation into the Company, the amount of consideration therefor shall be deemed to be the fair value, as determined by the Board of Directors of the Company, of such portion of the assets of such merged corporation as such Board shall determine to be attributable to such shares of Common Stock, Convertible Securities, rights or options, as the case may be.

          (vi) In case at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock or in Convertible Securities, or (B) to subscribe for or purchase shares of Common Stock or Convertible Securities, then such record date shall be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right or subscription or purchase, as the case may be.

          (vii) "Market Price" shall mean, as of any day, the closing sale price of the shares of Common Stock on such day on the New York Stock Exchange or the American Stock Exchange (or if the Common Stock shall not then be listed on either such exchange, the closing sale price on the principal (determined by the highest volume averaged for a period of twenty consecutive business days prior to the day as to which "Market Price" is being determined) national securities exchange (as defined in the Securities Exchange Act of 1934, as amended) on which the Common Stock may then be listed) or, if there shall have been no sales on such exchange or exchanges on such day, the averages of the high and low sales prices of the Common Stock on such day on the Nasdaq National Market System or, if the Common Stock is not included in the Nasdaq National Market System, the average of the bid and asked prices at the end of such day or, if the Common Stock shall not be so listed, the average of the bid and asked prices at the end of the day in the over-the-counter market as reported by the Nasdaq Stock Market or, if the Common Stock is not included on Nasdaq, as reported by the National Quotation Bureau, Inc. or any successor organization, in each such case, averaged for a period of twenty consecutive business days prior to the day as to which "Market Price" is being determined.

          (viii) The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of shares of Common Stock for the purposes of Section 2.1(b).

     (d) Effect of Certain Dividends. In case at any time the Company shall declare a dividend upon the shares of Common Stock payable otherwise than out of earnings or earned surplus (other than in a partial or total liquidation or dissolution of the Company) and otherwise than in shares of Common Stock or Convertible Securities, the Exercise Price in effect immediately prior to the declaration of such dividend shall be reduced by an amount equal, in the case of a dividend in cash, to the amount thereof payable per share of Common Stock or, in the case of any other dividend, to the fair value thereof per share of Common Stock as determined by the Board of Directors of the Company. For the purposes of the foregoing, a dividend other than in cash shall be considered payable out of earnings or earned surplus only to the extent that such earnings or earned surplus are charged an amount equal to the fair value of such dividend as determined by the Board of Directors of the Company. Such reductions shall take effect as of the date on which a record is taken for the purpose of such dividend, or if a record is not taken, the date as of which the holders of record of shares of Common Stock entitled to such dividends are to be determined. As used in this Section 2.1(d), the term "dividend" shall mean any distribution to the holders of shares of Common Stock. Except as provided in this Section 2.1(d), no adjustment in the Exercise Price and no change in the number of Warrant Shares so purchasable shall be made pursuant to this Section
2.1 as a result of or by reason of any such dividend.

     (e) Stock Splits and Reverse Splits. In case at any time the Company shall subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares purchasable pursuant to this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in case at any time the Company shall combine its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Common Stock purchasable upon the exercise of this Warrant immediately prior to such combination shall be proportionately reduced. Except as provided in this Section 2.1(e), no adjustment in the Exercise Price and no exchange in the number of Warrant Shares so purchasable shall be made pursuant to this Section 2.1 as a result of or by reason of any such subdivision or combination.

     (f) Effect of Reorganization and Assets Sales. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation of the Company with or merger of the Company into another corporation, or the sale of all or substantially all of its assets to another corporation, shall be effected in such a way that holders of shares of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for shares of Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby each holder of Warrants shall thereafter have the right to receive upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock of the Company immediately theretofore receivable upon the exercise of such Warrants, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of such stock immediately theretofore so receivable upon exercise had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Exercise Price and of the number of shares issuable upon exercise) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such Warrants. The Company shall not effect any such consolidation, merger or sale unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or of the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to each Warrantholder, the obligation to deliver to such Warrantholder such shares of stock, securities or assets as, in accordance with the foregoing provisions such Warrantholder may be entitled to receive, and containing the express assumption of such successor corporation of the performance and observance of the provisions of this Warrant to be performed and observed by the Company and of all liabilities and obligation of the Company hereunder.

     (g) Accountants' Certificate. Upon each adjustment of the Exercise Price and upon each change in the number of Warrant Shares, then and in each such case, the Company will promptly obtain a certificate of a firm of independent certified public accountants of recognized standing selected by the Company's Board of Directors, who may be the regular auditors of the Company, stating the adjusted Exercise Price and the new number of Warrant Shares so issuable, or specifying the other shares of stock, securities or assets and the amount thereof receivable as a result of such change in rights, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Company will promptly mail a copy of such accountant's certificate to the Warrantholders, which certificate shall be conclusive evidence of the correctness of the computation with respect to any such adjustment of the Exercise Price and any such change in the number of such Warrant Shares so issuable.

     (h) No Adjustments Required. Notwithstanding anything herein to the contrary, there shall be no adjustment in the Exercise Price in connection with
(i) the grant of any option, or the exercise of any option granted under any employee benefit plan or stock option plan or (ii) upon the exercise of any Convertible Security, in either case outstanding on the date of this Warrant including this Warrant.

     2.2 Notice of Adjustment. Whenever the number of Warrant Shares or the Exercise Price is adjusted as herein provided, the Company shall prepare and deliver to the Warrantholder a certificate signed by its Chairman of the Board, President, any Vice President, Treasurer or Secretary, setting forth the adjusted number of Warrant Shares purchasable upon the exercise of this Warrant and the Exercise Price of such Shares after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which adjustment was made.

     2.3 No Adjustment for Dividends. Except as provided in Section 2.1 of this Agreement, no adjustment in respect of any cash dividends payable out of earnings or earned surplus shall be made during the term of this Warrant or upon the exercise of this Warrant.

     2.4 Form of Warrant After Adjustments. The form of this Warrant need not be changed because of any adjustments in the Exercise Price or the number or kind of the Warrant Shares, and any Warrant theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant, as initially issued.


                                   ARTICLE III

                       Compliance with the Securities Act

     The Holder acknowledges that the Warrant Shares, in its hands, will be restricted securities which may not be sold or offered for sale in the absence of an effective registration statement under the Securities Act or an opinion of counsel satisfactory to the Company that such registration is not required. With respect to any offer, sale or other disposition of any Warrant Shares, the Holder will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder's counsel, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under federal law and applicable state law then in effect). Promptly upon receiving such written notice and reasonably satisfactory opinion, if so requested, the Company, as promptly as practicable, shall notify such Holder that such Holder may sell or otherwise dispose of the Warrant Shares, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Article III that the opinion of counsel for the Holder is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly after such determination has been made. Each certificate representing the Warrant Shares thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required, in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent and registrar in connection with such restrictions. The Warrant Shares are entitled to certain rights of registration as provided in the Convertible Loan Agreement.

                                   ARTICLE IV

              Other Provisions Relating to Rights of Warrantholder

     4.1 No Rights as Shareholder; Notice to Warrantholder. Nothing contained in this Warrant shall be construed as conferring upon the Warrantholder or his transferees the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Company or of any other matter or any rights whatsoever as shareholders of the Company, except to the extent specifically provided for herein; provided, however that the Warrantholder shall be delivered all notices and other communications sent by the Company to its shareholders. Without limiting the foregoing, in case at any time: (1) the Company shall declare any dividend payable in Common Stock or any distribution (other than cash dividends) to the holders of the Common Stock; (2) the Company shall make an offer for subscription pro rata to the holders of its Common Stock of any additional shares of stock of any class or other rights; (3) there shall be any capital reorganization, or reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another corporation; or (4) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company; then, in any one or more of such cases, the Company shall give notice to the Warrantholder of the date on which (a) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (b) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of records shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up as the case may be. Such written notice shall be given not less than 10 days and not more than 90 days prior to the record date on which the Company's transfer books are closed in respect thereto and such notice may state that the record date is subject to the effectiveness of a registration statement under the Securities Act, or to a favorable vote of stockholders, if either is required.

     4.2 Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may in its reasonable discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as, and in substitution for, this Warrant.

     4.3 Reservation of Shares.

     (a) The Company covenants and agrees that at all times it shall reserve and keep available for the exercise of this Warrant such number of authorized shares of Common Stock or other securities as are sufficient to permit the exercise in full of this Warrant.

     (b) The Company shall use its best efforts to maintain or secure the listing of the Warrant Shares upon the securities exchange or automated quotation system, if any, upon which shares of its Common Stock are then listed.

     (c) The Company covenants that all shares of Common Stock issued on exercise of this Warrant will be validly issued, fully paid, non-assessable and free of preemptive rights.

     4.4 No Fractional Shares. Anything contained herein to the contrary notwithstanding, the Company shall not be required to issue any fraction of a share in connection with the exercise of this Warrant. In any case where the Warrantholder would, except for the provisions of this Section 4.4, be entitled under the terms of this Warrant to receive a fraction of a share upon exercise of this Warrant and receipt of the Exercise Price, the Company shall not be required to issue any fraction of a share, but rather, will adjust the aggregate Exercise Price for such fraction of a share to which the Warrantholder would otherwise be entitled.


                                    ARTICLE V

                           Treatment of Warrantholder

     Prior to due presentment for registration or transfer of this Warrant, the Company may deem and treat the Warrantholder as the absolute owner of this Warrant (notwithstanding any notation of ownership or other writing hereon) for the purpose of any exercise hereof and for all other purposes of the Company shall not be affected by any notice to the contrary.


                                   ARTICLE VI

             Split-Up, Combination, Exchange and Transfer of Warrant

     6.1 Split-Up, Combination, Exchange and Transfer of Warrant. Subject to and limited by the provisions of Section 6.2 hereof, this Warrant may be split up, combined or exchanged for another Warrant or Warrants containing the same terms to purchase a like aggregate number of Warrant Shares. If the Warrantholder desires to split up, combine or exchange this Warrant, he shall make such request in writing delivered to the Company and shall surrender to the Company this Warrant and any other Warrants to be so split up, combined or exchanged. Upon any such surrender for a split-up, combination or exchange, the Company shall execute and deliver to the person entitled thereto a Warrant or Warrants, as the case may be, as so requested. The Company shall not be required to effect any split-up, combination or exchange which will result in the issuance of a Warrant entitling the Warrantholder to purchase upon exercise a fraction of a share of Common Stock or a fractional Warrant. The Company may require such Warrantholder to pay a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any split-up, combination or exchange of Warrants.

     6.2 Restrictions on Transfer. This Warrant may be exercised and this Warrant and the Warrant Shares may not be sold, hypothecated, assigned or transferred (a "Transfer"), except only in accordance with and subject to the provisions of the Securities Act and the rules and regulations promulgated thereunder. The Warrantholder shall have the benefit of the certain registration rights for the Warrant Shares as provided in the Convertible Loan Agreement.

                                   ARTICLE VII

                                  Other Matters

     7.1 Successors and Assigns. All the covenants and provisions of this Warrant shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors and assigns.

     7.2 Amendments and Waivers. The provisions of this Warrant, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holder. The Warrantholder shall be bound by any consent authorized by this Section whether or not certificates representing his Warrant have been marked to indicate such consent.

     7.3 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Delaware.

     7.4 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provisions in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

     7.5 Integration/Entire Agreement. This Warrant is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein other than as to registration rights set forth in the Convertible Loan Agreement as to which the Warrant Shares shall be entitled. This Warrant supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     7.6 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to be duly given if personally delivered with receipt acknowledged, if mailed by registered or certified mail, first class, postage prepaid, if delivered by a nationally recognized overnight courier service or if transmitted by facsimile machine (with a confirmation copy to be sent by first class mail) addressed as follows:

          (i) if to the Company:

                Cover-All  Technologies Inc.
                18-01 Pollitt Drive
                Fair Lawn, New Jersey  07410
                Attention: President
                Tel: (201) 794-4800
                Fax: (201) 475-9287

     with a copy (which shall not constitute notice) to:

                Piper Rudnick LLP
                1251 Avenue of the Americas
                New York, New York  10020
                Attention:  Leonard Gubar, Esq.
                Tel:     (212) 835-6000
                Fax:     (212) 835-6001

          or to such other address or such other person(s) as the Company may designate by written notice to the other parties hereto.

          (ii) if to the Warrantholder:

                BFSUS Special Opportunities Trust PLC
                c/o Renaissance Capital Group, Inc.
                8080 North Central Expressway, Suite 210-LB59
                Dallas, Texas 75206
                Attention: John A. Schmit
                Vice President
                Tel:     (214) 891-8294
                Fax:     (214) 891-8291
          with a copy (which shall not constitute notice) to:

                Norman R. Miller, Esq.
                Kirkpatrick & Lockhart LLP
                1717 Main Street, Suite 3100
                Dallas, Texas 75201
                Tel:     (214) 939-4906
                Fax:     (214) 939-4949

          or to such other address or such other person(s) as the Warrantholder may designate by written notice to the other parties hereto.

     7.7 Headings. The Article and Section headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.


                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, this Warrant has been duly executed by the Company under its corporate seal as of the 31st day of March, 2002.

                                            COVER-ALL TECHNOLOGIES INC.


                                            By:      /S/
                                            Name:    John Roblin
                                            Title:   CEO

                                   ASSIGNMENT

          (To be executed only upon assignment of Warrant Certificate)

     For value received, ______________________ hereby sells, assigns and transfers unto _________________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________ attorney, to transfer said Warrant Certificate on the books of the within-named Company with respect to the number of Warrants set forth below, with full power of substitution in the premises:

         Name(s) of
         Assignee(s)            Address                   No. of Warrants






And if said number of Warrants shall not be all the Warrants represented by the Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrants represented by said Warrant Certificate.

Dated:                                 , 20     .
       --------------------------------    -----



                                     Note: The above signature should correspond exactly with the name on the face of this Warrant Certificate.

                                SUBSCRIPTION FORM
                    (To be executed upon exercise of Warrant)


COVER-ALL TECHNOLOGIES INC.

     The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, ___________ shares of Common Stock, as provided for therein, and tenders herewith payment of the purchase price in full in the form of cash or a certified or official bank check in the amount of $____________.

     Please issue a certificate or certificates for such Common Stock in the name of, and pay any cash for any fractional share to:

                                Name:             ______________________________

                                Address:          ______________________________

                                                  ______________________________

                                Social Security No. or Tax Identification No.:

                                                  _____-___-_________
                                (Please Print)


                                Signature:        ______________________________

                                Note: The above signature
                                should correspond exactly
                                with the name on the first
                                page of this Warrant
                                Certificate or with the
                                name of the assignee
                                appearing in the assignment
                                form below.

     And if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.

                                                                       EXHIBIT 3


THIS WARRANT AND THE UNDERLYING COMMON STOCK HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF.

VOID AFTER 5:00 P.M., NEW YORK TIME, ON MARCH 31, 2007, OR IF NOT A BUSINESS DAY, AS DEFINED HEREIN, AT 5:00 P.M., NEW YORK TIME, ON THE NEXT FOLLOWING BUSINESS DAY.

                                                             WARRANT TO PURCHASE
                                                   50,000 Shares of Common Stock




                        WARRANT TO PURCHASE COMMON STOCK
                                       OF
                           COVER-ALL TECHNOLOGIES INC.

                      TRANSFER RESTRICTED-- SEE SECTION 6.2

     This certifies that, for good and valuable consideration, The Frost National Bank FBO, Renaissance U.S. Growth & Income Trust PLC, Trust No. W00740100, and its registered, permitted assigns (collectively, the "Warrantholder" or "Holder"), is entitled to purchase from Cover-All Technologies Inc., a Delaware corporation (the "Company"), subject to the terms and conditions hereof, at any time before 5:00 P.M., New York time, on March 31, 2007 (or, if such day is not a business day, at or before 5:00 P.M., New York time on the next following business day), the number of fully paid and non-assessable shares of common stock, par value $.01 per share, of the Company (the "Common Stock") stated above (each a "Warrant Share" and collectively the "Warrant Shares") at the exercise price of $0.22 per share (the "Exercise Price"). The Exercise Price and the number of shares purchasable hereunder are subject to adjustment as provided in Article II hereof. This Warrant is issued pursuant to a First Amendment, dated March 30, 2002, to Convertible Loan Agreement, dated as of June 28, 2001 (the "Amendment"), by and among the Company, the Holder and certain other parties.

                                    ARTICLE I

Duration and Exercise of Warrant

     1.1 Duration of Warrant. Subject to the terms contained herein, this Warrant may be exercised at any time before 5:00 P.M., New York time, on March 31, 2007 (or, if such day is not a business day, at or before 5:00 P.M., New York time, on the next following business day) (the "Expiration Date"). If this Warrant is not exercised at or before 5:00 P.M., New York time, on the Expiration Date, it shall become void, and all rights hereunder shall thereupon cease.

     1.2 Exercise of Warrant.

     (a) The Warrantholder may exercise this Warrant, in whole or in part, upon surrender of this Warrant with the Subscription Form hereon duly executed, to the Company at its corporate office at 18-01 Pollitt Drive, Fair Lawn, New
Jersey 07410, or to such office as duly designated by the Company to the Warrantholder, together with the full Exercise Price for each Warrant Share to be purchased by tendering in lawful money of the United States, or by certified check or bank draft payable in United States Dollars to the order of the Company. Notwithstanding anything contained to the contrary herein, this Warrant shall become exercisable as to 16,667 shares of Common Stock on March 31, 2002, as to an additional 16,667 shares of Common Stock on June 30, 2002, and as to an additional 16,666 shares of Common Stock on September 30, 2002.

     (b) Upon receipt of this Warrant with the Subscription Form duly executed and accompanied by payment of the aggregate Exercise Price for the Warrant Shares for which this Warrant is then being exercised, the Company will promptly cause to be issued certificates for the total number of whole shares of Common Stock for which this Warrant is being exercised (adjusted to reflect the effect of the provisions contained in Article II hereof, if any, and as provided in
Section 4.4) in such denominations as are required for delivery to the Warrantholder, and the Company shall thereupon deliver such certificates to the Warrantholder. If at the time this Warrant is exercised a registration statement is not in effect to register under the Securities Act of 1933, as amended, the Warrant Shares issuable upon exercise of this Warrant, the Company may place such legends on certificates representing the Warrant Shares to indicate that the Warrant Shares have not been registered and may not be transferred except upon compliance with the registration requirements of the Securities Act and applicable state securities laws or an opinion of counsel to the Company or of counsel reasonably satisfactory to the Company that such registration is not required, or such other legends as may be reasonably required in the opinion of counsel to the Company to permit the Warrant Shares to be issued without such registration. From and after receipt by the Company of the duly executed Subscription Form and the aggregate exercise prices and notwithstanding that certificates in respect of the Warrant Shares may not have been delivered, the Warrantholder shall be considered a shareholder of the Company in respect of the Warrant Shares for all intents and purpose.

     (c) In case the Warrantholder shall exercise this Warrant with respect to less than all of the Warrant Shares that may be purchased under this Warrant, the Company will execute a new warrant in the form of this Warrant for the
balance  of  such   Warrant   Shares  and  deliver   such  new  warrant  to  the
Warrantholder.

     (d) The Company covenants and agrees that it will pay when due and payable any and all costs, expenses, charges and stock transfer and similar taxes which may be payable in respect of the issue of this Warrant or in respect of the issue of any Warrant Shares. The Company shall not, however, be required to pay any tax imposed on income or gross receipts or any tax which may be payable in respect of any transfer involved in the issuance or delivery of this Warrant or at the time of surrender.

                                   ARTICLE II

                          Adjustment of Warrant Shares
                        Purchasable and of Exercise Price

     The Exercise Price and the number and kind of Warrant Shares shall be subject to adjustment from time to time upon the happening of certain events as provided in this Article II.

     2.1 Mechanical Adjustments.

     (a) Anti-Dilution Provisions; Adjustment of Exercise Price. The Exercise Price shall be subject to adjustment from time to time as hereinafter provided. Upon each adjustment of the Exercise Price, the Warrantholder shall thereafter be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares purchasable pursuant hereto immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

     (b) Exercise Price Adjustment Formulas. If and whenever after the date of this Warrant, the Company shall issue or sell any shares of Common Stock (except as provided in Section 2.1(h)) for a consideration per share less than 95% of the Market Price (as hereinafter defined) on the date of such issuance or sale, then forthwith the Exercise Price shall be reduced to the prices (calculated to the nearest tenth of a cent) determined by multiplying the Exercise Price in effect immediately prior to the time of such issuance or sale by a fraction, the numerator of which shall be (i) the sum of (A) the number of shares of Common Stock outstanding immediately prior to such issuance or sale (assuming the conversion of all securities convertible into shares of Common Stock) multiplied by the Market Price immediately prior to such issuance or sale, and (B) the consideration, if any, received and deemed received by the Company upon such issuance or sale, divided by (ii) the total number of shares of Common Stock outstanding and deemed outstanding immediately after such issuance or sale, and the denominator of which shall be the Market Price immediately prior to such issuance or sale.

     No adjustment of the Exercise Price, however, shall be made in an amount less than $0.01 per share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $0.01 per share or more.

     (c) Constructive Issuances of Stock; Convertible Securities; Rights and Options; Stock Dividends. For the purposes of Section 2.1(b) above, the following provisions (i) to (viii), inclusive, shall also be applicable:

          (i) In case at any time subsequent to the date hereof, the Company shall in any manner grant any rights to subscribe for or to purchase, or any options for the purchase of, shares of Common Stock or any stock or securities convertible into or exchangeable for shares of Common Stock (such convertible or exchangeable stock or securities being hereinafter called "Convertible Securities"), whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the consideration per share for which shares of Common Stock are issued or sold upon the exercise of such Convertible Securities (determined by dividing (A) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of such rights or options, plus, in the case of any such rights or options which relate to such Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issuance or sale of such Convertible Securities (and, if such convertible securities constitute obligations of the Company, the principal amount of such obligations so converted) and upon the conversion or exchange thereof, by (B) the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than 95% of the Market Price determined as of the date of granting such price or options, as the case may be, then the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options (or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such rights or options) shall be deemed to be outstanding and to have been issued for such price per share. Except as provided in Section 2.1(c)(iii) below, no further adjustments of the Exercise Price shall be made upon the actual issuance of such shares of Common Stock or of such Convertible Securities upon exercise of such rights or options or upon the actual issuance of such shares of Common Stock upon conversion or exchange of such Convertible Securities.

          (ii) In case at any time the Company shall in any manner issue or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which shares of Common Stock are issuable upon such conversion or exchange (determined by dividing (A) the total amount received or receivable by the Company as consideration for the issuance or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by
     (B) the total maximum number of shares which would be issuable upon the conversion or exchange of all such Convertible Securities) shall be less than 95% of the Market Price determined as of the date of such issuance or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issuance or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share; except as otherwise specified in Section 2.1(c)(iii) below, no further adjustments of the Exercise Price shall be made upon the actual issuance of such shares of Common Stock upon conversion or exchange of such Convertible Securities.

          (iii) If the purchase price provided for in any right or option referred to in Section 2.1(c)(i), or the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Section 2.1(c)(ii), or the rate at which any Convertible Securities referred to in Sections 2.1(c)(i) or (ii) are convertible into or exchangeable for shares of Common Stock, shall change or a different purchase price or rate shall become effective at any time or from time to time (other than under or by reason of provisions designed to protect against dilution) then, upon such change becoming effective, the Exercise Price then in effect at the time of such event shall forthwith be increased or decreased to such Exercise Price as would have been obtained had the rights, options or Convertible Securities still outstanding provided for such changed purchase price, additional compensation or rate of commission or exchange, as the case may be, at the time initially granted, issued or sold. On the expiration of any such option or right or the termination of any such right to convert or exchange such Convertible Securities, the Exercise Price then in effect hereunder shall forthwith be increased to such Exercise Price as would have been obtained at the time of such expiration or termination had such option, right or convertible securities never been issued. If the purchase price provided for in any right or option referred to in Section 2.1(c)(i), or the additional consideration payable upon the exchange or conversion of any Convertible Securities referred to in Sections 2.1(c)(i) or (ii), or the rate at which any Convertible Securities referred to in Sections 2.1(c)(i) or (ii) are convertible into or exchangeable for shares of Common Stock, shall decrease at any time under or by reason of provisions with respect thereto designed to protect against dilution, then, in the case of the delivery of shares of Common Stock upon the exercise of any such right or option or upon conversion or exchange of any such right or option or upon conversion or exchange of any such Convertible Securities, the Exercise Price then in effect hereunder shall forthwith be decreased to such Exercise Price as would have been obtained had the adjustments made upon issuance of such right or option or Convertible Securities been made upon the basis of the issuance of (and the total consideration computed in accordance with Sections 2.1(c)(i) or (ii), as the case may be, received for) the shares of Common Stock delivered as aforesaid.

          (iv) In case of the issuance of shares of Common Stock or Convertible Securities of the Company as a dividend or distribution upon any shares of Common Stock of the Company, such shares of Common Stock or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

          (v) In case at any time any shares of Common Stock or Convertible Securities or any rights or options to purchase any such shares of Common Stock or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount payable to the Company therefor, without deduction therefrom of any expenses incurred or any underwriting or selling commissions or concessions paid by the Company in connection therewith or any underwriting or selling discounts allowed by the Company in connection therewith. In case any shares of Common Stock or Convertible Securities or any rights or options to purchase any such shares of Common Stock or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash payable to the Company shall be deemed to be the fair value of such consideration as determined by the Board of Directors of the Company, without deduction therefrom of any expenses incurred or any underwriting or selling commissions or concessions paid by the Company in connection therewith or any underwriting or selling discounts allowed by the Company in connection therewith. In case any shares of Common Stock or Convertible Securities shall be issued in connection with any merger of another corporation into the Company, the amount of consideration therefor shall be deemed to be the fair value, as determined by the Board of Directors of the Company, of such portion of the assets of such merged corporation as such Board shall determine to be attributable to such shares of Common Stock, Convertible Securities, rights or options, as the case may be.

          (vi) In case at any time the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of Common Stock or in Convertible Securities, or (B) to subscribe for or purchase shares of Common Stock or Convertible Securities, then such record date shall be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right or subscription or purchase, as the case may be.

          (vii) "Market Price" shall mean, as of any day, the closing sale price of the shares of Common Stock on such day on the New York Stock Exchange or the American Stock Exchange (or if the Common Stock shall not then be listed on either such exchange, the closing sale price on the principal (determined by the highest volume averaged for a period of twenty consecutive business days prior to the day as to which "Market Price" is being determined) national securities exchange (as defined in the Securities Exchange Act of 1934, as amended) on which the Common Stock may then be listed) or, if there shall have been no sales on such exchange or exchanges on such day, the averages of the high and low sales prices of the Common Stock on such day on the Nasdaq National Market System or, if the Common Stock is not included in the Nasdaq National Market System, the average of the bid and asked prices at the end of such day or, if the Common Stock shall not be so listed, the average of the bid and asked prices at the end of the day in the over-the-counter market as reported by the Nasdaq Stock Market or, if the Common Stock is not included on Nasdaq, as reported by the National Quotation Bureau, Inc. or any successor organization, in each such case, averaged for a period of twenty consecutive business days prior to the day as to which "Market Price" is being determined.

          (viii) The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issuance or sale of shares of Common Stock for the purposes of Section 2.1(b).

     (d) Effect of Certain Dividends. In case at any time the Company shall declare a dividend upon the shares of Common Stock payable otherwise than out of earnings or earned surplus (other than in a partial or total liquidation or dissolution of the Company) and otherwise than in shares of Common Stock or Convertible Securities, the Exercise Price in effect immediately prior to the declaration of such dividend shall be reduced by an amount equal, in the case of a dividend in cash, to the amount thereof payable per share of Common Stock or, in the case of any other dividend, to the fair value thereof per share of Common Stock as determined by the Board of Directors of the Company. For the purposes of the foregoing, a dividend other than in cash shall be considered payable out of earnings or earned surplus only to the extent that such earnings or earned surplus are charged an amount equal to the fair value of such dividend as determined by the Board of Directors of the Company. Such reductions shall take effect as of the date on which a record is taken for the purpose of such dividend, or if a record is not taken, the date as of which the holders of record of shares of Common Stock entitled to such dividends are to be determined. As used in this Section 2.1(d), the term "dividend" shall mean any distribution to the holders of shares of Common Stock. Except as provided in this Section 2.1(d), no adjustment in the Exercise Price and no change in the number of Warrant Shares so purchasable shall be made pursuant to this Section
2.1 as a result of or by reason of any such dividend.

     (e) Stock Splits and Reverse Splits. In case at any time the Company shall subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares purchasable pursuant to this Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in case at any time the Company shall combine its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Common Stock purchasable upon the exercise of this Warrant immediately prior to such combination shall be proportionately reduced. Except as provided in this Section 2.1(e), no adjustment in the Exercise Price and no exchange in the number of Warrant Shares so purchasable shall be made pursuant to this Section 2.1 as a result of or by reason of any such subdivision or combination.

     (f) Effect of Reorganization and Assets Sales. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation of the Company with or merger of the Company into another corporation, or the sale of all or substantially all of its assets to another corporation, shall be effected in such a way that holders of shares of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for shares of Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby each holder of Warrants shall thereafter have the right to receive upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock of the Company immediately theretofore receivable upon the exercise of such Warrants, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of Common Stock equal to the number of shares of such stock immediately theretofore so receivable upon exercise had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including, without limitation, provisions for adjustment of the Exercise Price and of the number of shares issuable upon exercise) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such Warrants. The Company shall not effect any such consolidation, merger or sale unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or of the corporation purchasing such assets shall assume by written instrument executed and mailed or delivered to each Warrantholder, the obligation to deliver to such Warrantholder such shares of stock, securities or assets as, in accordance with the foregoing provisions such Warrantholder may be entitled to receive, and containing the express assumption of such successor corporation of the performance and observance of the provisions of this Warrant to be performed and observed by the Company and of all liabilities and obligation of the Company hereunder.

     (g) Accountants' Certificate. Upon each adjustment of the Exercise Price and upon each change in the number of Warrant Shares, then and in each such case, the Company will promptly obtain a certificate of a firm of independent certified public accountants of recognized standing selected by the Company's Board of Directors, who may be the regular auditors of the Company, stating the adjusted Exercise Price and the new number of Warrant Shares so issuable, or specifying the other shares of stock, securities or assets and the amount thereof receivable as a result of such change in rights, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Company will promptly mail a copy of such accountant's certificate to the Warrantholders, which certificate shall be conclusive evidence of the correctness of the computation with respect to any such adjustment of the Exercise Price and any such change in the number of such Warrant Shares so issuable.

     (h) No Adjustments Required. Notwithstanding anything herein to the contrary, there shall be no adjustment in the Exercise Price in connection with
(i) the grant of any option, or the exercise of any option granted under any employee benefit plan or stock option plan or (ii) upon the exercise of any Convertible Security, in either case outstanding on the date of this Warrant including this Warrant.

     2.2 Notice of Adjustment. Whenever the number of Warrant Shares or the Exercise Price is adjusted as herein provided, the Company shall prepare and deliver to the Warrantholder a certificate signed by its Chairman of the Board, President, any Vice President, Treasurer or Secretary, setting forth the adjusted number of Warrant Shares purchasable upon the exercise of this Warrant and the Exercise Price of such Shares after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which adjustment was made.

     2.3 No Adjustment for Dividends. Except as provided in Section 2.1 of this Agreement, no adjustment in respect of any cash dividends payable out of earnings or earned surplus shall be made during the term of this Warrant or upon the exercise of this Warrant.

     2.4 Form of Warrant After Adjustments. The form of this Warrant need not be changed because of any adjustments in the Exercise Price or the number or kind of the Warrant Shares, and any Warrant theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in this Warrant, as initially issued.


                                   ARTICLE III

                       Compliance with the Securities Act

     The Holder acknowledges that the Warrant Shares, in its hands, will be restricted securities which may not be sold or offered for sale in the absence of an effective registration statement under the Securities Act or an opinion of counsel satisfactory to the Company that such registration is not required. With respect to any offer, sale or other disposition of any Warrant Shares, the Holder will give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder's counsel, to the effect that such offer, sale or other distribution may be effected without registration or qualification (under federal law and applicable state law then in effect). Promptly upon receiving such written notice and reasonably satisfactory opinion, if so requested, the Company, as promptly as practicable, shall notify such Holder that such Holder may sell or otherwise dispose of the Warrant Shares, all in accordance with the terms of the notice delivered to the Company. If a determination has been made pursuant to this Article III that the opinion of counsel for the Holder is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly after such determination has been made. Each certificate representing the Warrant Shares thus transferred shall bear a legend as to the applicable restrictions on transferability in order to ensure compliance with the Securities Act, unless in the opinion of counsel for the Company such legend is not required, in order to ensure compliance with the Securities Act. The Company may issue stop transfer instructions to its transfer agent and registrar in connection with such restrictions. The Warrant Shares are entitled to certain rights of registration as provided in the Convertible Loan Agreement.

                                   ARTICLE IV

              Other Provisions Relating to Rights of Warrantholder

     4.1 No Rights as Shareholder; Notice to Warrantholder. Nothing contained in this Warrant shall be construed as conferring upon the Warrantholder or his transferees the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Company or of any other matter or any rights whatsoever as shareholders of the Company, except to the extent specifically provided for herein; provided, however that the Warrantholder shall be delivered all notices and other communications sent by the Company to its shareholders. Without limiting the foregoing, in case at any time: (1) the Company shall declare any dividend payable in Common Stock or any distribution (other than cash dividends) to the holders of the Common Stock; (2) the Company shall make an offer for subscription pro rata to the holders of its Common Stock of any additional shares of stock of any class or other rights; (3) there shall be any capital reorganization, or reclassification of the capital stock of the Company, or consolidation or merger of the Company with, or sale of all or substantially all of its assets to, another corporation; or (4) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company; then, in any one or more of such cases, the Company shall give notice to the Warrantholder of the date on which (a) the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (b) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also specify the date as of which the holders of Common Stock of records shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up as the case may be. Such written notice shall be given not less than 10 days and not more than 90 days prior to the record date on which the Company's transfer books are closed in respect thereto and such notice may state that the record date is subject to the effectiveness of a registration statement under the Securities Act, or to a favorable vote of stockholders, if either is required.

     4.2 Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company may, on such terms as to indemnity or otherwise as it may in its reasonable discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as, and in substitution for, this Warrant.

     4.3 Reservation of Shares.

     (a) The Company covenants and agrees that at all times it shall reserve and keep available for the exercise of this Warrant such number of authorized shares of Common Stock or other securities as are sufficient to permit the exercise in full of this Warrant.

     (b) The Company shall use its best efforts to maintain or secure the listing of the Warrant Shares upon the securities exchange or automated quotation system, if any, upon which shares of its Common Stock are then listed.

     (c) The Company covenants that all shares of Common Stock issued on exercise of this Warrant will be validly issued, fully paid, non-assessable and free of preemptive rights.

     4.4 No Fractional Shares. Anything contained herein to the contrary notwithstanding, the Company shall not be required to issue any fraction of a share in connection with the exercise of this Warrant. In any case where the Warrantholder would, except for the provisions of this Section 4.4, be entitled under the terms of this Warrant to receive a fraction of a share upon exercise of this Warrant and receipt of the Exercise Price, the Company shall not be required to issue any fraction of a share, but rather, will adjust the aggregate Exercise Price for such fraction of a share to which the Warrantholder would otherwise be entitled.


                                    ARTICLE V

                           Treatment of Warrantholder

     Prior to due presentment for registration or transfer of this Warrant, the Company may deem and treat the Warrantholder as the absolute owner of this Warrant (notwithstanding any notation of ownership or other writing hereon) for the purpose of any exercise hereof and for all other purposes of the Company shall not be affected by any notice to the contrary.


                                   ARTICLE VI

             Split-Up, Combination, Exchange and Transfer of Warrant

     6.1 Split-Up, Combination, Exchange and Transfer of Warrant. Subject to and limited by the provisions of Section 6.2 hereof, this Warrant may be split up, combined or exchanged for another Warrant or Warrants containing the same terms to purchase a like aggregate number of Warrant Shares. If the Warrantholder desires to split up, combine or exchange this Warrant, he shall make such request in writing delivered to the Company and shall surrender to the Company this Warrant and any other Warrants to be so split up, combined or exchanged. Upon any such surrender for a split-up, combination or exchange, the Company shall execute and deliver to the person entitled thereto a Warrant or Warrants, as the case may be, as so requested. The Company shall not be required to effect any split-up, combination or exchange which will result in the issuance of a Warrant entitling the Warrantholder to purchase upon exercise a fraction of a share of Common Stock or a fractional Warrant. The Company may require such Warrantholder to pay a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any split-up, combination or exchange of Warrants.

     6.2 Restrictions on Transfer. This Warrant may be exercised and this Warrant and the Warrant Shares may not be sold, hypothecated, assigned or transferred (a "Transfer"), except only in accordance with and subject to the provisions of the Securities Act and the rules and regulations promulgated thereunder. The Warrantholder shall have the benefit of the certain registration rights for the Warrant Shares as provided in the Convertible Loan Agreement.

                                   ARTICLE VII

                                  Other Matters

     7.1 Successors and Assigns. All the covenants and provisions of this Warrant shall be binding upon and inure to the benefit of the Company and the Holder and their respective successors and assigns.

     7.2 Amendments and Waivers. The provisions of this Warrant, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holder. The Warrantholder shall be bound by any consent authorized by this Section whether or not certificates representing his Warrant have been marked to indicate such consent.

     7.3 Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Delaware.

     7.4 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provisions in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

     7.5 Integration/Entire Agreement. This Warrant is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein other than as to registration rights set forth in the Convertible Loan Agreement as to which the Warrant Shares shall be entitled. This Warrant supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     7.6 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to be duly given if personally delivered with receipt acknowledged, if mailed by registered or certified mail, first class, postage prepaid, if delivered by a nationally recognized overnight courier service or if transmitted by facsimile machine (with a confirmation copy to be sent by first class mail) addressed as follows:

                  (i)      if to the Company:

                           Cover-All Technologies Inc.
                           18-01 Pollitt Drive
                           Fair Lawn, New Jersey  07410
                           Attention:  President
                           Tel:     (201) 794-4800
                           Fax:     (201) 475-9287

                           with a copy (which shall not constitute notice) to:

                           Piper Rudnick LLP
                           1251 Avenue of the Americas
                           New York, New York  10020
                           Attention:  Leonard Gubar, Esq.
                           Tel:     (212) 835-6000
                           Fax:     (212) 835-6001

          or to such other address or such other person(s) as the Company may designate by written notice to the other parties hereto.

                  (ii)     if to the Warrantholder:

                           Renaissance U.S. Growth & Income Trust PLC
                           c/o Renaissance Capital Group, Inc.
                           8080 North Central Expressway, Suite 210-LB59 Dallas, Texas 75206
                           Attention: John A. Schmit
                                      Vice President
                           Tel:     (214) 891-8294
                           Fax:     (214) 891-8291

                           with a copy (which shall not constitute notice) to:

                           Norman R. Miller, Esq.
                           Kirkpatrick & Lockhart LLP
                           1717 Main Street, Suite 3100
                           Dallas, Texas 75201
                           Tel:     (214) 939-4906
                           Fax:     (214) 939-4949

          or to such other address or such other person(s) as the Warrantholder may designate by written notice to the other parties hereto.

     7.7 Headings. The Article and Section headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.


                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, this Warrant has been duly executed by the Company under its corporate seal as of the 31st day of March, 2002.

                                            COVER-ALL TECHNOLOGIES INC.


                                            By:      /S/
                                            Name:    John Roblin
                                            Title:   CEO

                                   ASSIGNMENT

          (To be executed only upon assignment of Warrant Certificate)

     For value received, ___________________ hereby sells, assigns and transfers unto _____________ the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________ attorney, to transfer said Warrant Certificate on the books of the within-named Company with respect to the number of Warrants set forth below, with full power of substitution in the premises:

         Name(s) of
         Assignee(s)          Address                No. of Warrants






And if said number of Warrants shall not be all the Warrants represented by the Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the Warrants represented by said Warrant Certificate.

Dated:                                 , 20     .
       --------------------------------    -----



                                     Note: The above signature should correspond exactly with the name on the face of this Warrant Certificate.

                                SUBSCRIPTION FORM
                    (To be executed upon exercise of Warrant)


                          COVER-ALL TECHNOLOGIES INC.

     The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, ________________ shares of Common Stock, as provided for therein, and tenders herewith payment of the purchase price in full in the form of cash or a certified or official bank check in the amount of $ __________________.

     Please issue a certificate or certificates for such Common Stock in the name of, and pay any cash for any fractional share to:

                              Name:             ______________________________

                              Address:          ______________________________

                              Social Security No. or Tax Identification No.:

                                                _______-____-__________
                              (Please Print)


                              Signature:        ______________________________

                              Note: The above signature
                              should correspond exactly
                              with the name on the first
                              page of this Warrant
                              Certificate or with the
                              name of the assignee
                              appearing in the assignment
                              form below.

     And if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.